0-20588

02050086

P.E. 6/28/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month June, 2002

Normandy Yandal Operations Limited
(f/k/a Great Central Mines Limited)
(Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

8-1

This Form 6-K consists of a copy of the Report on Activities for the Quarter to 30 June 2002 from Newmont Yandal Operations Limited (f/k/a Normandy Yandal Operations Limited), an Australian corporation, as filed with the Australian Stock Exchange Limited.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

NEWMONT YANDAL

OPERATIONS LIMITED ABN 30 007 066 766

REPORT ON ACTIVITIES FOR THE QUARTER TO 30 JUNE 2002

OPERATIONS

Gold production for the quarter totalled 175,012 ounces at an average total cash cost of $404 per ounce.

Gold Production, Costs & Sales

periods ending 30 June 2002

	Ore Treated *('000t)*	Head Grade *(g/t)*	Gold Produced *(ozs)*	Total Cash Cost *($/oz)*	Total Prod. Cost *($/oz)*	Gold Sold *(ozs)*	Realised Price *($/oz)*
Three months							
Jundee	534.9	5.19	81,351	387	538	82,338	534
Bronzewing....	429.2	4.16	60,340	419	560	61,280	534
Wiluna	218.1	5.40	33,321	417	613	33,085	534
TOTAL			**175,012**	**404**	**560**	**176,703**	**534**
Twelve months ...			750,202	349	508	749,412	539

Jundee

Gold production decreased 5% from the previous quarter to 81,351ozs at a total cash cost of $387/oz. The majority of the open pit ore mined was from the Elliot and Henry Ward satellite pits, with pit tonnage totalling 773,000t, the highest pit production rate since the September 1998 quarter. However, satellite pit production was generally low grade, averaging 1.67g/t. It is currently anticipated that these pits will be exhausted in July 2002. Underground production and development rates increased, with the ore production rate from underground reaching 191,000t, the highest rate yet achieved. The average grade of 9.01g/t meant that the quantity of gold contained in underground production was also a record. Barton Deeps continued to be the dominant source of underground production, however ore also came from the Hughes and Nim 3 orebodies. An intensive underground drilling program continued, targeting the Westside structure for the purpose of reserve definition and mine planning.

Bronzewing

Gold production was 60,340ozs, a decrease of 12%, reflecting the combined impact of lower throughput and head grade, compared to the previous quarter. In addition to factors affecting production levels, total cash costs at $419/oz ($357/oz) were also impacted by increased maintenance costs. The transition to owner-mining, changeover of rosters and introduction of underground road trains has occurred with minimal disruption to productivity. These initiatives will see an improvement in productivity in the coming quarter, which will be partially offset by reduced grade due to the rescheduling of the stoping sequence. The top two levels of the Lotus Middle Zone have been accessed, which will lead to production being initiated in the third quarter.

Wiluna

Wiluna treated 218,100t at 5.40g/t to produce 33,321ozs (28,691ozs) at a cash cost of $417/oz. BIOX® tailings retreatment commenced in mid-April, providing an additional 1,740ozs of low cost production for the period. Recoveries reduced slightly due to the increase in production of the tailings retreatment.

Underground ore was sourced from Bulletin, Golden Age, Creek Shear and Woodley, and open pit ore from East Lode. Open pit mining concluded at the end of June. A slight increase in milling grades is expected in the September quarter due to mining of higher-grade stopes. BIOX® tailings retreatment production will continue and is expected to produce 1,000ozs per month of low cost production.

PRODUCTION COST STATEMENT

Gold Institute Standard

periods ending 30 June 2002

(unaudited)

	3 months 30 June '02 *($/oz)*	12 months 30 June '02 *($/oz)*
Direct mining expenses (1)	370	346
Stripping & mine development (2)	21	(9)
By-product credits (3)	(1)	(1)
Cash operating cost	**390**	**336**
Royalties (4)	14	13
Total cash cost	**404**	**349**
Depreciation (5)	49	39
Amortisation (6)	98	110
Mine closure (7)	9	10
Total production cost	**560**	**508**

(1) Includes all mining, milling and administration expenditures incurred on site, including inventory changes and site specific corporate charges.
(2) Represents adjustment for cost of waste removal at life-of-mine stripping ratio rates.
(3) Silver revenue.
(4) Represents royalties due to the Western Australian Government.
(5) Depreciation of mine site assets over the lesser of the asset's useful life or the life of the mine. Life-of-mine assets are depreciated on a units of production basis and the remainder on a straight line basis.
(6) Amortisation of mine development expenditure occurs on a units of production basis.
(7) Includes costs of estimated rehabilitation expenditure, decommissioning and closure costs on a units of production basis over the life of the mine.

EXPLORATION

Jundee

Good intersections continue to be returned from the Westside and Lyons structures, typified by narrow veins with high grades and frequent observations of visible gold. Drilling has been undertaken to extend the resource and define it for commencement of development and production. Best results from the Westside structures were 0.5m at 8,970g/t Au and 0.7m at 1,470g/t Au. To the west of the Westside Hanging Wall zone a new structure returned 4.7m at 32.7g/t Au and remains open along strike and along the dip directions. Drilling on the Lyons Zone, west of Westside, also continued to show promise, with intercepts including 1.8m at 58.7g/t Au.

Bronzewing

Continued encouraging assays from the Winged Keel South prospect provide potential to extending this resource. Results included 2.0m at 46.4g/t Au, 13.20m at 14.4g/t Au, 7.80m at 6.2g/t Au and 8.0m at 5.34g/t Au.

Wiluna

Three holes tested the Happy Jack zone close to current underground operations and returned intersections of 7.6m at 15.4g/t Au , 2.9m at 16.6g/t Au and 1.0m at 9.1g/t Au.

CORPORATE

For the purpose of synchronising the Company's financial year with that of its foreign parent (Newmont Mining Corporation) and in accordance with ASIC Class Order CO 98/96, the Company's financial year ending 30 June 2002 has been extended to 31 December 2002. The Company's financial year now runs from 1 January to 31 December. As a result, an interim financial report covering the 12 months ended 30 June 2002 will be prepared and is expected to be available by mid September.

Ken Williams
Director
31 July 2002

Enquiries concerning this report may be directed to the above: or
Nicola Frazer,
Manager – Investor Relations
Telephone: +61 8 8303 1756
Facsimile: +61 8 8303 1904
E-mail: investor@newmont.com.au

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED
(Registrant)

By:

Name: Kenneth G Williams
Title: Director

Dated: 31 July, 2002